The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

100 Huntington Avenue

CPH-0326

Boston, MA 02116

June 25, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neal-Johnson

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. – Registration Nos. 33-22884 and 811-05577

        (the “Registrant”)

Dear Ms. O’Neal-Johnson:

This letter is in response to your comments provided via telephone on June 17, 2015, regarding Post-Effective Amendment No. 75 to the Registrant’s registration statement for the new Institutional Share classes of the Large Cap Core Portfolio and the Large Cap Growth Portfolio (each a “Portfolio and together, the “Portfolios”), filed with the Securities and Exchange Commission (“SEC”) on May 1, 2015:

1.	Comment: In the sections entitled “Principal Investment Strategies” in each summary section of the prospectus, please update the capitalization range of the Russell 1000® Index as of its most recent reconstitution.

Response: The Registrant will make the requested change.

2.	Comment: Please disclose if the Registrant has a policy requiring it to provide notice to shareholders if the investment objective of a Portfolio is changed or modified.

Response: The Registrant does not have a policy requiring it to provide notice to shareholders in order to change or modify a Portfolio’s investment objective.

3.	Comment: Please disclose if a description of the Registrant’s policies and procedures with respect to the disclosure of the Portfolios’ securities is available on the Registrant’s website.

Response: A description of the Registrant’s policies and procedures with respect to the disclosure of the Portfolios’ securities is not available on the Registrant’s website.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (617) 662-1741 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Bernard Brick

Bernard Brick

EXHIBIT

The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

100 Huntington Avenue

CPH-0326

Boston, MA 02116

June 25, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neal-Johnson

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc.—Registration Nos. 33-22884 and 811-05577

        (the “Registrant”)

Dear Ms. O’Neal-Johnson:

In connection with Post-Effective Amendment No. 75 to the Registrant’s registration statement, filed with the Securities and Exchange Commission (“SEC”) on May 1, 2015 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Please do not hesitate to contact the undersigned at (617) 662-1741 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Bernard Brick

Bernard Brick